Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: June 2, 2021

FOR IMMEDIATE RELEASE

playAWARDS GAME-BASED LOYALTY PLATFORM ADDS SYCUAN CASINO RESORT AND SINGING HILLS GOLF RESORT TO PORTFOLIO OF ACCLAIMED HOSPITALITY PARTNERS

Partnership allows players to enjoy hotel, dining, gaming, and golf amenities as real-world rewards at two San Diego properties

LAS VEGAS – playAWARDS, the innovative loyalty marketing platform conceived by PLAYSTUDIOS, is now offering its global community of players a new collection of real-world rewards from San Diego’s Sycuan Casino Resort, including hotel stays, dinner and drink discounts, gaming, and lifestyle experiences that can be enjoyed throughout the resort. Additional golf and hotel rewards at Singing Hills Golf Resort, Sycuan Casino Resort’s sister property, will be added in the future. Players can earn these rewards by accumulating in-app loyalty points whenever they play any of the award-winning games offered by PLAYSTUDIOS. PLAYSTUDIOS recently entered into a merger agreement with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) (“Acies”) which, upon closing, will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS.”

In addition to delivering new rewards opportunities for players worldwide, the partnership unites the past and future of the iconic bingo experience. Sycuan Casino Resort first opened to the public as a one-room Bingo Palace in 1983, the first Bingo Parlor in southern California, and the game has been among the resort’s most popular ever since. PLAYSTUDIOS this year launched its first bingo app, myVEGAS Bingo, a high energy throwback to classic bingo featuring multiplayer gaming options. Together, both brands will build upon the unending popularity of bingo – preserving and celebrating the tradition while introducing new players to the shared experience of modern bingo.

Owned and operated by the Sycuan Band of the Kumeyaay Nation, Sycuan Casino Resort was recently awarded “Best Casino” of 2020 by San Diego Reader, as well as “Best Poker,” “Best Bingo,” and “Best Casino Resort Pool” from the Southern California Gaming Guide Reader’s Choice Awards 2020. Additionally, the resort was awarded the prestigious AAA Four Diamond Rating for the second consecutive year. In 2019, Sycuan Casino Resort completed a $260 million dollar expansion, which included a 12-story luxury hotel tower with more than 300 guest rooms and suites, as well as an expanded gaming area, new restaurants and bars, a full-service spa and fitness center, and a pool and gardens area.

Singing Hills Golf Resort, located just three miles away from its sister property, offers 54 holes of Ted Robinson-designed golf across 425 acres that boast panoramic views of the Dehesa Valley. The three courses, Oak Glen, Pine Glen, and Willow Glen, offer picturesque views of the massive green expanse, dramatically set off by enormous trees, striking rock formations and rocky, brush covered hills. Each year, golf enthusiasts flock to the award-winning golf resort, recognized as the NGCOA “Golf Course of the Year” and SignOn San Diego’s “Best Golf Course” for seven consecutive years. In addition to first-class golf, the resort offers 100 guest rooms and suites with stunning views, a dining portfolio that includes Red Tail Grill and Echo’s Lounge, and the Primrose Spa.

“It has long been our goal to partner with hospitality brands that define, and continue to evolve, the guest experience,” says PLAYSTUDIOS Head of playAWARDS Rob Oseland. “We have been tremendously impressed with Sycuan’s success in maintaining guest loyalty and satisfaction, and we’re proud to announce this new partnership.

“Together, we are introducing players worldwide to the unique entertainment, dining, gaming, golf, and leisure amenities that can be found at Sycuan Casino Resort and Singing Hills Golf Resort.”

Sycuan Casino Resort joined the playAWARDS portfolio of real-world rewards starting June 1, 2021. Players of PLAYSTUDIOS games – myVEGAS Slots, myVEGAS Bingo, my KONAMI Slots, POP! Slots, and myVEGAS Blackjack – will find Sycuan Casino Resort rewards by tapping the “Rewards” feature within the apps. Redemptions will temporarily be limited to eateries and amenities operating under state-mandated health and safety guidelines, with additional rewards to be added in the coming weeks and months. Additional golf and hotel rewards available for redemption at Singing Hills Golf Resort will be added in the coming months as well.

“PLAYSTUDIOS and playAWARDS have raised the bar for mobile gaming and loyalty marketing, creating an experience that delivers measurable benefits to its partners,” adds Tom McMahon, Senior Vice President Marketing for Sycuan Casino Resort. “Our team is constantly looking for new, innovative and exciting ways to differentiate ourselves from others in the market and this partnership is another great example of that. We are delighted to showcase Sycuan Casino Resort’s best-in-class hotel and hospitality offerings to players around the world, and we look forward to welcoming them through our doors.”

Sycuan Casino Resort and Singing Hills Golf Resort join a growing portfolio of celebrated playAWARDS partners, all of which offer unique experiences in regions throughout the globe, including Las Vegas, Vancouver, Edmonton, London, Malaysia, and Australia.

PLAYSTUDIOS games are available to download free on iOS, Android, Kindle, and Facebook.

Business Combination Transaction

On February 1, 2021, PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) entered into a proposed business combination (the “Business Combination”) with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) ("Acies"). On May 26, Acies announced that it has scheduled an extraordinary general meeting of its shareholders for June 17, 2021 (the “Special Meeting”) to approve the combination with PLAYSTUDIOS. The Business Combination, if approved by Acies’ shareholders, is expected to close as soon as practicable following shareholder approval. The closing of the transaction will result in the Company becoming a Nasdaq listed company under the ticker symbol "MYPS.”

About playAWARDS

Created by award-winning game developer PLAYSTUDIOS, playAWARDS is an innovative, scalable, and cost-efficient loyalty marketing program that connects the world’s leading entertainment, retail, technology, travel, leisure, and gaming companies with a valuable, highly-engaged audience of mobile and social gamers. By integrating branded content and promotional offerings into PLAYSTUDIOS’ portfolio of casual, free-to-play mobile apps, playAWARDS keeps its rewards partners top-of-mind while converting entertaining digital impressions into real-world brand engagement. The playAWARDS platform also provides partners with a powerful suite of management and analytics tools that offer deep, actionable insights into audience engagement and program performance.

About PLAYSTUDIOS

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 17 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com.

About Sycuan Casino Resort

Sycuan Casino Resort began as a humble Bingo Palace in 1983. Now more than 37 years later, it has become a community landmark and one of San Diego's premier casino and resort destinations. Sycuan recently completed a $260M expansion, which includes a 12-story luxury hotel tower with over 300 guest rooms and 57 suites. Guests can enjoy a wide range of onsite amenities including a variety of new restaurants from fast-casual to fine dining, meeting and event space, a full-service spa, fitness center and a state-of-the-art pool and gardens area with a lazy river and swim-up bar. Sycuan also boasts a newly expanded casino floor for more than 2,300 slot machines and 54 table games in a variety of gaming options. Sycuan is open 24 hours a day, seven days a week. For more information, visit sycuan.com.

About Singing Hills Golf Resort at Sycuan

Singing Hills Golf Resort is located in the serene Dehesa Valley, just 20 minutes east of San Diego. Our relaxing property features 54 holes of Ted Robinson-designed golf nestled among 425 acres of resort accommodations, Red Tail Grill and Echo’s Lounge, and the relaxing Primrose Spa. Each of our 100 guest rooms and suites features a view of the golf courses or swimming pools. Sycuan Casino Resort is a short three miles away and is accessible by complimentary shuttle. As San Diego’s only 3-course golf resort, Singing Hills Golf Resort invites you to enjoy the variety of golf and resort amenities we offer, in a picturesque, relaxing location. For more information, please visit www.singinghillsgolfresort.com.

Media Contact

Rossetti Public Relations

PLAYSTUDIOS@rossettipr.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the closing of the business combination transaction between the Company and Acies. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies; (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; or (4) other risks and uncertainties included in Acies’ or the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks included under the heading “Risk Factors” in the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement/prospectus relating to the proposed business combination filed by Acies with the SEC, those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Acies filed a registration statement on Form S-4 with the SEC on February 16, 2021 (File No. 333-253135), which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The registration statement was declared effective May 25, 2021. Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date of May 14, 2021. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.